Exhibit 99.1

Algoma Steel Outlines Best and Final Offer in Collective Agreement Negotiations with USW Local 2251

July 30, 2022

USW Local 2251 Has Refused to Bring the Offer to its Membership for a Vote

Without a Vote Process that Includes an Extension, Algoma will Initiate Asset Preservation Protocols on Sunday July 31, 2022

SAULT STE. MARIE, Ontario, July 29, 2022 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”) announced today that the Company has submitted its best and final Collective Bargaining Agreement (“CBA”) offer to the Negotiating Committee of United Steelworkers Local Union 2251 (“2251”), the union representing Algoma’s hourly employees.

Algoma has also received notice that the 2251 Negotiating Committee has refused the offer and is unwilling to bring the offer to employee members for a vote. Should the 2251 Negotiating Committee maintain this position and impede its members from voting on the offer, which would require a short extension of the CBA to allow for a vote process, the Company will be required to begin idling operations on Sunday July 31, 2022 to preserve the integrity of its assets. If operations are idled, it will take at least 10 days to ramp-up the furnace and return to production.

Algoma believes its offer to 2251 provides a compensation package that is superior to many of the Company’s peers in the industry, and includes numerous health and wellness benefit enhancements and protections offered by the Company in an effort to reach an agreement.

Algoma’s offer contains improvements to the CBA including:

•	Wage and cost of living increases totaling at least 12.6% over 3 years plus increased afternoon, night and Sunday shift premiums

•	Increases to employee benefits that include:

•	Increase in the Company’s contributions to the Defined Contribution pension by a total of 45 cents per hour over 3 years

•	Increase in major medical benefits, including lifetime maximum and visit allotments

•	Increase in vision care

•	Increase in dental benefits, including improvements to lifetime maximum for orthodontics and crown coverage

•	Increase in short term and long term disability reduced earnings caps

•	Increase in retiree health benefits, including increased lifetime maximum and more for hearing aids and eye glasses

“We have been working in good faith to come to an agreement that is highly equitable to the members of the 2251 local, provides assurances of no job redundancies related to the electric arc transition during the term of this CBA and supports our collective future under the electric arc transformation,” Algoma President and Chief Executive Officer Michael Garcia commented. “We must maintain a responsible balance that provides fair and equitable improvements to wages and benefits, in keeping with our competitors, while not overextending our cost structure which would put the business at risk, particularly during low points in the economic cycle. A work stoppage with a reduction in production, will have immediate adverse consequences for our company, customers, employees and the economic health of our community.”

Garcia added, “In addition, an ongoing delay in our transformation may also have substantial economic and operational consequences, including significantly reducing the potential for profit sharing this fiscal year. It will certainly impede our progress on both the plate mill modernization commissioning and the construction of the electric arc furnaces. We urge the 2251 Negotiating Committee to give its membership the opportunity to vote on the offer and to work past the CBA deadline to allow the appropriate amount of time to do so.”

The current agreement will expire as of 12:01 am, August 1, 2022.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the refusal of 2251 to accept the Company’s best and final offer, the idling of operations, any adverse effects that may result from the idling, including that the Company’s customers may seek alternative supply from competitors, and the time it may take to return to full production. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should consider the risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the Securities and Exchange Commission (the “SEC”) (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost-cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey. Algoma is investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on, position us firmly as your partner in steel.

For more information contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Group Inc.

Phone: 705.206.1022

E-mail: brenda.stenta@algoma.com